SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-4981

July 29, 2010

VIA EDGAR TRANSMISSION

Ms. Jessica Barberich
Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the "Registrant")
Form 10-K for the fiscal year ended December 31, 2009
Filed March 8, 2010
File No. 001-13003

Dear Ms. Barberich:

In response to your comment letter dated July 15, 2010, the Registrant has responded to each of your comments below.  To assist with your review we have restated each of your comments followed by the Registrant’s response.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 18

We may not be able to obtain additional financing, page 21

1.
We note that one of your senior lenders, Textron Financial Corporation, has announced that they will cease or modify their commercial lending activities in the future.  Please quantify the current amount outstanding to, and additional borrowing capacity available from, Textron.  To the extent that you anticipate a material impact to your liquidity as a result of these actions, please discuss in the MD&A in future filings.

Ms. Jessica Barberich
July 29, 2010

RESPONSE:

At June 30, 2010 and at December 31, 2009, the following amounts were outstanding under senior credit facilities between Silverleaf and Textron Financial Corporation (“Textron”):

	6-30-10	12-31-09
	(in millions)	(in millions)

receivables-based revolving loan maturing January 2013	$38.9	$29.0
inventory and acquisition loan maturing January 2012	17.4	24.7
Series 2008-A Notes (see below)	15.0	19.0
receivables-based non-revolving conduit loans	-	3.7
	$71.3	$76.4

At December 31, 2009, the $76.4 million of outstanding debt to Textron comprises 18.5% of our total outstanding debt of $413.0 million.  At June 30, 2010, the $71.3 million of outstanding debt to Textron comprises 17.3% of our total outstanding debt of $412.6 million.

In addition, at June 30, 2010, our senior credit facilities provided for loans of up to $520.8 million, of which $75.0 million, or 14.4%, was related to Textron.  Our availability for future advances at June 30, 2010, under these senior credit facilities was $124.3 million, of which only $3.7 million, or 3.0%, was related to our Textron senior credit facility.

At December 31, 2009, the maximum aggregate commitment provided by Textron under the consolidated receivables, inventory, and acquisition revolving line of credit was $75.0 million.  The total availability under this facility is reduced by (a) the aggregate outstanding principal balance of certain Timeshare Loan-Backed Notes Series 2008-A (“Series 2008-A Notes”) held by Textron under a term securitization transaction through a wholly-owned and fully consolidated special purpose finance subsidiary, Silverleaf Finance VI, LLC (“SF-VI”), which was $15.0 million at June 30, 2010 and $19.0 million at December 31, 2009, and (b) an amount equal to 10.5% of the outstanding principal balance of the two conduit loan facilities provided by this senior lender to Silverleaf Finance II, Inc., another wholly-owned subsidiary, which was $0 at June 30, 2010 and $382,000 at December 31, 2009.

Ms. Jessica Barberich
July 29, 2010

Therefore, in response to your specific inquiry, the additional borrowing capacity available from Textron at June 30, 2010 and December 31, 2009 is calculated as follows:

	6-30-10	12-31-09
	(in millions)	(in millions)

maximum aggregate commitment	$75.0	$75.0
receivables-based revolving loan	(38.9)	(29.0)
inventory and acquisition loan	(17.4)	(24.7)
Series 2008-A Notes	(15.0)	(19.0)
10.5% of the two conduit loans	-	(0.4)
Additional Availability	$3.7	$1.9

We recognize our need to continually assess our liquidity and to report in the MD&A section of our SEC filings on any factors or events which we feel may materially impact our liquidity. While we do not currently anticipate a material impact on our liquidity as a result of Textron’s announcements about its future as a timeshare lender, we are continuing to monitor the effect of this announcement on us and our operations.  If we determine that Textron’s actions cause us to anticipate a material impact on our liquidity, we will fully disclose this anticipated impact in future filings with the Commission.

We could be liable for back payroll taxes if our independent contractors are reclassified as employees, page 26

2.
Please expand your risk factor to disclose how many independent contractors you employ and how you determined that they qualified as independent contractors rather than employees.  In addition, if it is at least reasonably possible that the IRS would disallow the contractor designation, please disclose the estimated possible range of loss for back payroll taxes or include a statement that such an estimate cannot be made.  Refer to ASC 450-20-50-4.

RESPONSE:

By way of background, at December 31, 2009, we had a total of 1,866 employees, including all of our sales and marketing employees.  In addition to these sales and marketing employees, we periodically entered into agreements with a total of 26 independent contractors who provided us with one type or another of marketing/lead generation services on a project-by-project basis.  We paid these contractors a total of $978,000 for their lead generation services in 2009.

In specific response to your comment, we have primarily analyzed our relationships with these 26 lead generation contractors in accordance with the employment status classification guidance for employers Revenue Ruling 87-41.  In following this guidance, we have considered our contractual relationship with each of these 26 contractors under each of the 20 enumerated factors or elements in Revenue Ruling 87-41.  These 20 factors are used by the IRS to determine whether sufficient control exists to establish an employer-employee relationship.

Ms. Jessica Barberich
July 29, 2010

Based upon application of these 20 factors, we do not believe (and did not believe at December 31, 2009) that it is at least reasonably possible that the IRS would be successful in reclassifying our lead generation contractors as employees.  Among other compelling reasons that demonstrate our lack of control over these contractors is the fact that many of them also provide lead generation services to our competitors on a contract basis.

However, in order to be fully responsive to your comment we have attempted to answer your question concerning possible back payroll taxes directly.  In order to do so, we have had to make a number of assumptions.  For instance, even though the facts vary from contractor to contractor, and some contractors were paid less than $1,000 during 2009, we have assumed for purposes of estimation that the IRS was successful in reclassifying all of our lead generation contractors in 2009.  Making this assumption, we have estimated that our liability for back federal payroll taxes would be approximately $144,000 for 2009.  To the extent that the contractors were domiciled in jurisdictions with state income tax withholding requirements there would also be some additional amounts due for 2009 under state tax laws.  We have not attempted to estimate this amount, but it would likely be small when compared to the federal payroll taxes for 2009. Hopefully, this information is helpful to you in evaluating our response to your comment.

We will continue to assess the contingencies associated with our lead generation contractor relationships both in accordance with IRS guidance and the disclosure requirements of Title 450.  Should we ever determine that it is at least reasonably possible that the IRS could successfully reclassify these relationships, we will either disclose under ASC 450-20-50-4 the possible range of loss, if such a range can be accurately and reasonably estimated, or include a statement explaining that such an estimate cannot be made. In view of this analysis, we will consider whether this risk factor should remain in our future filings.

Critical Accounting Policies, page 43

Allowance for Uncollectible Notes, page 44

3.
You disclose that the allowance for uncollectible notes is reduced by actual cancellations and losses experienced, including losses related to previously sold notes receivable which became delinquent and were reacquired pursuant to certain recourse obligations.  Please tell us if you have any amounts recorded related to note repurchase obligations or your basis for not recording any amounts, if applicable.  Please also tell us if you are able to estimate a reasonably possible amount of loss related to repurchases of notes, if applicable.

Ms. Jessica Barberich
July 29, 2010

RESPONSE:

At December 31, 2009, we do not have an amount recorded related to note repurchase obligations due to the fact that we no longer have an off-balance-sheet qualified special purpose finance subsidiary.  We exercised a cleanup call in October 2009 on the balance of the Series 2005-A Notes previously sold by our former wholly-owned off-balance-sheet qualified special purpose finance subsidiary, Silverleaf Finance III, LLC (“SF-III”) as described throughout our Form 10-K in Items 1 and 7 of the forepart and in Notes 4 and 8 of the Notes to Consolidated Financial Statements.  Since we no longer have an off-balance-sheet entity, the recognition of a potential loss arising from any note repurchase obligations is no longer applicable.

Notes to Consolidated Financial Statements, page F-7

Note 1. Nature of Business, page F-7

4.
We note that the Clubs are not-for-profit organizations and therefore qualify for the variable interest entity scope exception in ASC 810-10-15-17.  However, we also note that you currently have the right to unilaterally appoint the Board of Directors or Governors of the Clubs.  In that regard, it appears that you control the Clubs through your voting interests.  Please tell us what consideration you gave to consolidating the Clubs which you control the Board of Directors based on ASC 810-10-15-8.

RESPONSE:

A. Background.

1.
As described more fully in our Form 10-K, each of our local Resorts has a not-for-profit membership club (a “Local Club”) associated with it. Each of these Local Clubs exists for the benefit of the timeshare owners at the Resort associated with it.  All of the “equity interests” in the Local Clubs consist exclusively of membership interests of the individual timeshare owners at those Local Resorts.   Except for the Orlando Breeze Resort Club (“OBRC”), all of the Local Clubs collectively operate on a centralized basis under an agreement with a non-member not-for-profit corporation known as Silverleaf Club.

2.
We have the contractual right to elect the directors of each of the Local Clubs, and the Local Clubs (except for OBRC) have the contractual right to elect the directors of Silverleaf Club.  OBRC is not permitted under Florida law to be a part of the Silverleaf Club and it operates independently of the other Local Clubs; however, both Silverleaf Club and OBRC have separate management agreements with us.

3.
Collectively, the Clubs fund their operations exclusively from monthly membership assessments and usage fees paid by the owner/members.  Substantially all of these assessments and other usage fees are expended on day-to-day operations and refurbishments for the Resorts, and therefore all benefits of the Clubs inure exclusively to the timeshare owner/members at the Resorts.

Ms. Jessica Barberich
July 29, 2010

B. Step-by-Step Application of the Consolidation Topic.

1.	ASC 810-10-15-3 includes three groups of Subsections which govern the application of the Consolidation Topic (Topic 810). These groups of Subsections are:

a.	the variable interest entity ("VIE") Subsections;

b.	the General Subsections (which include ASC 810-10-15-8); and

c.	the Consolidation of Entities Controlled by Contract Subsections.

2.
Although you note in your comment, as not-for-profit organizations, the Clubs qualify for the variable entity scope exclusion in ASC 810-10-15-17, we believe the Clubs are Common Interest Realty Associations (“CIRA”) as described under the guidance in ASC 972 Real Estate – Common Interest Realty Associations. Per ASC 972-10-15-2, some examples of common interest realty associations are “c. Time-share associations”.  Further guidance in ASC 972-10-05-4 states the main characteristics of a CIRA are the following (of which the Clubs have all of these characteristics):

a.	Individual ownership of a lot, defined interior space, or shares of stock, as evidenced by a Silverleaf timeshare owner’s undivided interest in a timeshare unit;

b.
Ownership of an undivided interest in the common property, with all owners bound by covenant, restriction, or contract through an association of owners, as evidenced by a Silverleaf timeshare owner’s right to use and occupy the common elements at the Resorts;

c.
Automatic membership in a common interest realty association that has been established under state laws and that performs maintenance and other service activities for the owners, as evidenced by a Silverleaf timeshare owner’s membership in a Local Club; and

d.	Funding of the common interest realty association’s activities by periodic assessments of all owners, as evidenced by the assessments paid by the Silverleaf timeshare owners.

Ms. Jessica Barberich
July 29, 2010

3.
Although there is no explicit guidance, we re-evaluated our CIRAs and believe that a CIRA is not a not-for-profit entity eligible for the scope exemption under ASC 810 because typically a not-for-profit entity does not meet part (a) or part (c) of the Codification’s definition as follows:

a.	The investors (consumers who purchase the time-share units) expect the CIRA to use their contributions to maintain the properties, which maintains (or increases) the value of their time-share units.

c.
The investors have a residual claim on the properties and voting rights with respect to the activities of the CIRA, and the units are exchangeable. These attributes are characteristics of ownership interests like those of business entities.

Since the Clubs possess the characteristics of (a), they would not meet the scope exception for not-for-profit entities in ASC 810-10-15-17(a).

4.
The next step in our consolidation analysis is to determine whether the Clubs are a VIE.  Under the guidance in ASC 810-10-05-8, the VIE subsections clarify the application of the General subsections to certain legal entities in which equity investors do not have sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support or, as a group, the holders of the equity investment at risk lack any one of the following three characteristics:

a.	The power, through voting rights or similar rights, to direct the activities of a legal entity that most significantly impact the entity’s economic performance

b.	The obligation to absorb the expected losses of the legal entity

c.	The right to receive the expected residual returns of the legal entity.

Since the owner/members lack voting or similar rights that impact the Clubs economic performance and have no right to any residual returns from the Clubs, the Clubs lack characteristics (a) and (c) above; therefore, the Clubs would be considered VIEs.

5.
The final step in our consolidation analysis is to examine whether we are subject to consolidation of the Clubs. Under the guidance in ASC 810-10-25-38, a reporting entity shall consolidate a VIE if that reporting entity has a variable interest that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both.

Ms. Jessica Barberich
July 29, 2010

We do not have any obligation to fund any of the Clubs’ losses (nor have we historically, nor do we intend to prospectively), we are contracted to only receive a maximum of 15% of the Clubs’ gross revenue (subject to an annual net income limitation), and we are not entitled to any of the Clubs’ expected residual returns.

6.
Based upon all of the above facts and circumstances, and our application of applicable consolidation guidance, we conclude that the Clubs are VIEs and thus subject to the VIE consolidation guidance. However, since we do not have any obligation to fund the Clubs’ losses, we receive only a fixed percentage of the Clubs’ gross revenue, and we do not receive any of the Clubs’ expected residual returns, consolidation of the results of operations of the Registrant and the Clubs is not required under ASC Topic 810.

Note 8. Debt, page F-17

5.
We note that you continue to service customer notes receivable sold to SF-VI and receive fees for your services.  Please clarify to us if these fees are reflected in your financial statements or are eliminated in consolidation.  Please also show us the disclosure you will include in future filings to clarify your accounting treatment of the servicing fees.

RESPONSE:

The fees we receive for servicing customer notes receivable previously sold to each of our wholly-owned and fully consolidated special purpose finance subsidiaries (SF-IV, SF-V, and SF-VI) are eliminated in consolidation.  We will expand our disclosure in future filings to clarify our accounting treatment of servicing fees related to our fully consolidated special purpose finance subsidiaries as follows:

“…Pursuant to the terms of an agreement, we continue to service these customer notes receivable and receive fees for our services.  These servicing fees are eliminated in consolidation and are therefore not reflected in our consolidated financial statements.”

The only servicing fees reflected in our financial statements pertain to servicing the customer notes receivable sold to SF-III, our former off-balance-sheet qualified special purpose finance subsidiary which ceased to exist in October 2009.  These fees are disclosed in Note 4.

Note 9. Commitments and Contingencies, page F-21

6.
You disclose that Electric Cooperative, an affiliate of Wind Cooperative, condemned approximately fifty acres that you now own at the top of Brodie Mountain for use by the Wind Cooperative in building and operating its wind farm.  Please tell us when this occurred and your accounting treatment for the taking of the property by Electric Cooperative.  Furthermore, ASC 450-20-50-4 states that if it is at least reasonably possible that a loss may have been incurred, the estimated loss or possible range of loss or a statement that such an estimate cannot be made should be disclosed in addition to the nature of the contingency.  For both suits related to the Electric and Wind Cooperatives, please show us the disclosure you will include in future filings to address this requirement.

Ms. Jessica Barberich
July 29, 2010

RESPONSE:

In July 2009, the Massachusetts Municipal Wholesale Electric Cooperative (the “Electric Cooperative”) condemned approximately 50 acres that we own at the top of Brodie Mountain.  In September 2009, we filed an action against the Electric Cooperative seeking to set aside this taking as unlawful.  We acquired the 50 acres in question in an arms-length transaction with an unrelated third party. Our acquisition cost attributable to this tract is only approximately $100,000. Even if the Electric Cooperative is ultimately successful in its condemnation proceeding, we believe that the Registrant will be entitled to compensation under Massachusetts law at least equal to our original investment in this tract.  We did not believe a loss was probable at the time the 2009 Form 10-K was issued, nor do we currently have reason to believe a loss is probable; therefore, in accordance with ASC 450-20-25-2a, we did not record a loss contingency for this litigation.

With respect to the two related matters involving the Wind Cooperative, as disclosed in our Form 10-K for the year ended December 31, 2009, the Land Court in the initial suit granted our motion for a preliminary injunction, finding that we would likely prevail on the merits of the suit.  Therefore, we had reason to believe that no loss was probable in the Wind Cooperative actions either and did not record a loss contingency for these matters.

We have been actively engaged in settlement discussions with both the Electric Cooperative and the Wind Cooperative since October 2009 and have agreed with the Electric Cooperative to stay proceedings in the action related to the condemned 50 acres while we continue to explore a comprehensive settlement of all claims by and against the Electric Cooperative and the Wind Cooperative.  With regard to our actions against the Wind Cooperative, we believe that we will be able to reach an agreement with the Wind Cooperative that will allow us to fully develop the majority of the 894 contiguous acres we own in this area in addition to the 50-acre tract in the manner that we originally intended while minimizing the visual impact to our property from the development of the proposed wind farm on an adjacent tract.  Our pending action against the Electric Cooperative regarding the condemned acres has also been discussed as part of the overall settlement, and we are confident that we will be fully reimbursed for our original purchase price for this acreage in the event of a settlement with the Electric Cooperative.

Specifically addressing your comment regarding ASC 450-20-50-4, in addition to the fact that we believed that no loss was probable in any of the matters disclosed, we also did not feel a loss with respect to either the Electric Cooperative or the Wind Cooperative was reasonably possible before issuance of the 2009 Form 10-K for all of the reasons set forth above.  Thus, because at the time the Form 10-K was issued we did not believe that a loss was “at least a reasonable possibility” in either case as stated in ASC 450-20-50-3 (nor do we believe that a loss is reasonably possible at this time), we believe that further disclosures are not required by ASC 450-20-50-4; however, we will continue to follow closely the evolving developments in this litigation, and if required under the guidance in Topic 450 we will modify our disclosures accordingly in future filings with the Commission.

Ms. Jessica Barberich
July 29, 2010

In connection with the above responses to your comments, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.

Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours,

Silverleaf Resorts, Inc.

By:	/s/ HARRY J. WHITE, JR.
Harry J. White, Jr.
Chief Financial Officer

cc:	Kristi Marrone, Staff Accountant
Mr. Richard Budd, Silverleaf Audit Committee Chair